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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

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                               SCHEDULE 13E-3/A

                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               (Amendment No. 6)

                          Milestone Properties, Inc.
                             (Name of the Issuer)

                          Milestone Properties, Inc.
                          Concord Assets Group, Inc.
                               Leonard S. Mandor
                               Robert A. Mandor
                     (Name of Person(s) Filing Statement)

                   $.78 Convertible Series A Preferred Stock
                        (Title of Class of Securities)

                                   599358207
                     (CUSIP Number of Class of Securities)

Leonard S. Mandor                                     With a copy to:
Chairman and Chief Executive Officer                  Joel A. Yunis, Esq.
Milestone Properties, Inc.                            Mark D. Fischer, Esq.
150 E. Palmetto Park Road, 4th Floor                  Rosenman & Colin LLP
Boca Raton, Florida  33432                            575 Madison Avenue
(561-394-9533)                                        New York, New York  10022
(Name, Address and Telephone Number of Person         (212-940-8800)
Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. |_| The filing of a registration statement under the Securities Act of 1933.
         c. |_| A tender offer.
         d. |X|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|


                          Calculation of Filing Fee
-------------------------------------------------------------------------------
            Transaction
             Valuation*                      Amount of Filing Fee
-------------------------------------------------------------------------------
             $8,982,621                            $1,797+
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|_| Check box if any part of the fee is offset as provided by Rule 0-11(a) (2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:
Form or registration no.:
Filing party:
Date filed:

---------------------

* The transaction value is based on a maximum of 2,994,207 shares of the Issuer's $.78 Convertible Series A Preferred Stock which could have been surrendered in the transaction at the time of the initial filing of this
     Schedule 13E-3 (because of conversions and opt outs from the settlement described below, 2,983,012 shares of such preferred stock are required to be surrendered to the Issuer as of the date of this Amendment) multiplied by the $3.00 per share that will be paid for the release of claims and each such share as part of the settlement of a purported class action and derivative lawsuit brought by holders of the $.78 Convertible Series A Preferred Stock against the Issuer, certain of its former and present directors and executive officers, and its principal stockholder. Even though a portion of the $3.00 per share settlement payment is allocable to the release of claims (and not entirely to the surrender of each share), the Issuer has, nonetheless, calculated the transaction value based on the entire $3.00 per share settlement payment. The settlement payment was negotiated as part of the settlement. Such settlement was approved by the Court of Chancery of the State of Delaware on January 28, 1999, which approval became final and no longer subject to appeal at the close of business on March 5, 1999.


+ The Issuer has previously paid the filing fee in connection with the initial filing of this Schedule 13E-3.


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                               Explanatory Note


         Milestone Properties, Inc. ("MPI"), a Delaware corporation, Concord Assets Group, Inc. ("Concord"), a New York corporation, Leonard S. Mandor and Robert A. Mandor have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 in connection with a settlement (the "Settlement") of a purported class action and derivative lawsuit (the "Actions"). Concord, Leonard S. Mandor and Robert A. Mandor are affiliates of MPI. Concord beneficially owns approximately 71% of the outstanding shares of MPI's common stock, par value $.01 per share (the "MPI Common Stock"). Leonard S. Mandor and Robert A. Mandor are the only shareholders of Concord and serve as executive officers and directors of MPI and Concord.


         A copy of said Schedule 13E-3 (as amended through Amendment No. 4) was attached as an exhibit to the Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear (the "Settlement Notice"), dated November 13, 1998, a copy of the form of which is annexed to this Schedule 13E-3 as Exhibit 1. The Settlement Notice has been distributed to all holders of record of shares of MPI's $.78 Convertible Series A preferred stock, par value $.01 per share (the "Preferred Stock"), as of October 23, 1995 and their successors in interest through the close of business on March 5, 1999, the Settlement Effective Date, and to all holders of shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest through the Settlement Effective Date.


         This Amendment No. 6 to said Schedule 13E-3 is being filed to record that (i) the order of the Court of Chancery of the State of Delaware approving the Settlement became final and no longer subject to appeal at the close of business on March 5, 1999 and, accordingly, at such time, that the Settlement became effective and (ii) as a result of the consummation of the Settlement, MPI has cancelled and retired 2,983,012 shares of MPI Preferred Stock. Such 2,983,012 shares constituted more than 99% of the shares of MPI Preferred Stock which were outstanding immediately prior to the close of business on March 5, 1999 and were held by MPI Preferred Stockholders who did not properly opt out of the Settlement or who were not otherwise precluded from participating in the Settlement (specifically, the Defendants and their affiliates and members of their families). MPI Preferred Stockholders immediately prior to the close of business on March 5, 1999, other than MPI Preferred Stockholders who properly opted out of the Settlement or who were otherwise precluded from participating in the Settlement, will receive in the mail copies of a Letter of Transmittal which explains how they can claim, and which needs to be completed in order for them to receive, the consideration payable to them in connection with the Settlement.


         Item 6 of said Schedule 13E-3 is being amended by this Amendment No. 6 to update information regarding the amount of funds MPI believes is necessary to effect the Rule 13e-3 transaction and to indicate that MPI has now filed a lawsuit against two insurers in connection with the insurers' denials of coverage under certain directors and officers insurance policies issued to MPI of the amounts MPI has to pay pursuant to the Actions and the Settlement.


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Item 6.      Source and Amount of Funds or Other Consideration.


         (a) The total amount of funds necessary for the purchase of the maximum number of shares of MPI Preferred Stock to be acquired in the Rule 13e-3 transaction is $8,949,036. Additional expenses of approximately $1,505,000 are anticipated to be incurred in connection with the Rule 13e-3 transaction. The source of the funds necessary to effectuate such transaction would be from MPI's existing cash reserves.


         MPI maintains a directors and officers insurance and company reimbursement policy (the "National Policy") issued by National Union Fire Insurance Company of Pittsburgh, PA ("National Union") with a $2,000,000 limit and an excess directors and officers liability and company reimbursement policy (the "Stonewall Policy") issued by Stonewall Surplus Lines Insurance Company, now known as American Dynasty Surplus Lines Insurance Company ("Stonewall"), with a $2,000,000 limit. MPI believes that the amounts that it has to pay pursuant to the Settlement and in connection with the Actions are covered losses under both the National Union Policy and the Stonewall Policy. In addition, MPI believes that the legal fees and other expenses incurred by MPI and the other Defendants in connection with the Actions are also covered losses under both the National Union Policy and the Stonewall Policy. In connection with a previous proposed settlement of the Actions which was never consummated, the terms of which are described in the response to Item 7(b) of this Schedule 13E-3, National Union and Stonewall both refused to contribute to such proposed settlement, asserting that such proposed settlement did not encompass any covered loss (as defined in the National Policy and the Stonewall Policy, respectively). On January 29, 1998, the Filers, along with the other Defendants, commenced a lawsuit in the United States District Court for the Southern District of New York against National Union and Stonewall in connection with such refusal to contribute to such proposed settlement. In the complaint, the plaintiffs alleged that National Union and Stonewall wrongfully failed to contribute to the proposed settlement and sought reimbursement from National Union and Stonewall up to the limits of their respective policies. National Union and Stonewall both answered the complaint and denied liability. As a result of the termination of the previously proposed settlement, MPI on one hand, and Stonewall and National Union, on the other hand, agreed to dismiss such action without prejudice and such action was dismissed on May 29, 1998 by the United States District Court for the Southern District of New York. MPI gave both National Union and Stonewall notice of the Settlement and provided each of them with a copy of the Settlement Agreement on August 12, 1998. National Union and Stonewall reviewed the Settlement Agreement and separately informed MPI that their basic position, denying coverage, had not changed. On February 12, 1999, MPI commenced a lawsuit in the Circuit Court for the Fifteenth Judicial Circuit in and for Palm Beach County, Florida against both National Union and Stonewall alleging, among other things, that National Union and Stonewall have wrongfully refused to contribute to the Settlement and seeking reimbursement from National Union and Stonewall up to the limits of their respective policies. The complaint in the new lawsuit was served on each of National Union and Stonewall on February 12, 1999; National Union must answer by March 19, 1999 and Stonewall was required to answer by March 15, 1999. At the time of the filing of this Amendment, MPI has not received a reply from Stonewall. At this time, MPI is not in a position to render an opinion as to the outcome of this action.


                                       3
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         (b) The expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction, which would be paid by MPI, are as follows:


                Plaintiff's attorneys' fees and expenses      $   750,000
                Cash payment                                    8,949,036
                Printing and mailing                              100,000
                Accounting fees                                    15,000
                Exchange agent fees                                20,000
                MPI's legal fees and expenses                     600,000
                Miscellaneous                                      20,000
                                                              -----------
                         Total                                $10,454,036

         The aggregate amount of MPI's legal fees and expenses, incurred and estimated to be incurred, set forth above, includes amounts previously paid.

         (c) No part of such funds discussed in paragraph (b) of this Item 6 or any other consideration is expected to be, directly or indirectly, borrowed for the purpose of the Rule 13e-3 transaction.

         (d) No part of the funds to be used in the Rule 13e-3 transaction is to be from a loan made by a bank.

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                                   SIGNATURE

         After due inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            March 16, 1999
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                                                (Date)


                        MILESTONE PROPERTIES, INC.

                        By: /s/ Robert A. Mandor
                            --------------------------------------
                                Robert A. Mandor, President


                        CONCORD ASSETS GROUP, INC.

                        By: /s/ Robert A. Mandor
                            --------------------------------------
                                Robert A. Mandor, President


                         /s/ Leonard S. Mandor
                         ---------------------------------------
                             Leonard S. Mandor


                         /s/ Robert A. Mandor
                         ---------------------------------------
                             Robert A. Mandor